FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No   ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the announcement of a multi-year supply agreement between MEMC Electronic Materials, Inc. and JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on July 6, 2010.

JA Solar Announces Multi-Year Supply Agreement with MEMC Electronic Materials Inc.

SHANGHAI, July 6 /PRNewswire / -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced that it has entered into a strategic multi-year supply agreement with MEMC Electronic Materials, Inc.  Under the agreement, JA Solar will provide high performance solar modules beginning in the third quarter of 2010 and going through 2012.

“MEMC, through its subsidiary Sun Edison, is a leading solar power project developer with an extensive project pipeline, particularly in North America and Europe.  This supply agreement demonstrates JA Solar’s ability to work with solar industry leaders and create strategic partnerships in the global photovoltaic industry,” said Dr. Peng Fang, JA Solar’s Chief Executive Officer.   “Our partnership with MEMC greatly enhances JA Solar’s position in the solar value chain, further diversifying our geographic presence and enhancing our order visibility, as well as providing us with access to its large project development pipeline.  We look forward to building upon this agreement with MEMC to bring solar energy to the world,” he said.

“MEMC is pleased to have selected JA Solar as a key supply partner due to the quality, performance and cost profile of their products,” said Sean Hunkler, MEMC's Senior Vice President of Customer Advocacy.  “Our two companies have complementary strengths in their respective segments of the solar value chain, and we look forward to a mutually beneficial long-term partnership with JA Solar.”

About JA Solar Holdings Co., Ltd.
JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

About MEMC
MEMC is a global leader in the manufacture and sale of wafers and related intermediate products to the semiconductor and solar industries. MEMC has been a pioneer in the design and development of wafer technologies over the past 50 years. With R&D and manufacturing facilities in the U.S., Europe and Asia, MEMC enables the next generation of high performance semiconductor devices and solar cells. With the acquisition of SunEdison, MEMC is now a developer of solar power projects and North America's largest solar energy services provider. MEMC's common stock is listed on the New York Stock Exchange under the symbol "WFR" and is included in the S&P 500 Index. For more information about MEMC, please visit www.memc.com.

About SunEdison
SunEdison is a global provider of solar-energy services. The company finances, installs and operates distributed power plants using proven photovoltaic technologies, delivering fully managed, predictably priced solar energy services for its commercial, government and utility customers. In 2009, SunEdison delivered more kilowatt hours (kWh) of energy than any other solar services provider in North America. For more information about SunEdison, please visit http://www.sunedison.com.

Forward-looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:
Alexis Pascal
Stapleton Communications
alexis@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang

Name:	Peng Fang

Title:	Chief Executive Officer

Date: July 7, 2010